The Hillman Companies, Inc.
10590 Hamilton Avenue
Cincinnati, Ohio 45231

October 24, 2014

VIA EDGAR

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Hillman Companies, Inc. Form 10-K for the Year Ended December 31, 2013 Filed March 28, 2014 Form 10-Q for the Quarter Ended June 30, 2014 Filed August 14, 2014 File No: 1-13293

Dear Mr. O’Brien:

The Hillman Companies, Inc. (the “Company” or “Hillman”) hereby acknowledges receipt of the comment letter, dated September 26, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2013 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 (the “Form 10-Q”) and hereby submits this letter in response.  The Staff’s comments are reprinted below and are followed by the Company’s responses.

Form 10-K for Year Ended December 31, 2013

General

1.
Comment:  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: Where appropriate, we have provided additional disclosures or other revisions for your review.  These revisions will be included in future filings with the Commission.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 24, 2014

Results of Operations, page 25

2.
Comment:  Your risk factor on page 11 indicates that you are exposed to foreign currency risk such that your earnings could be negatively impacted. You also indicate on page 26 that the Company is sensitive to inflation or deflation present in the economies of the United States and foreign suppliers located primarily in Taiwan and China. Unfavorable exchange rate fluctuations have increased the costs for many of your products and you took pricing action in 2011 and 2012 in an attempt to offset a portion of the product cost increases. Please fully expand your discussion of results of operations to separately quantify for each period presented the amount of the change in revenues and expenses resulting from these issues.

Response:   The Company acknowledges the Staff’s comment and will enhance our discussion of results of operations in future applicable filings with the Commission to include an expanded discussion of foreign currency risk, inflation or deflation present in the economies of our suppliers and the impact upon our product costs and pricing actions.

Using the Form 10-K as an example, these enhancements would appear in future applicable filings as the following disclosure in addition to the currently disclosed discussion of consolidated results of operations:

Hillman is exposed to the risk of unfavorable changes in foreign currency exchange rates for the US dollar versus local currency of our suppliers located primarily in China and Taiwan.  Hillman purchases a significant variety of our products for resale from multiple vendors located in China and Taiwan.  The purchase price of these products is routinely negotiated in US dollar amounts rather than the local currency of the vendors and our suppliers’ profit margins decrease when the US dollar declines in value relative to the local currency.  This puts pressure on our suppliers to increase prices to us.  The US dollar declined in value relative to the Chinese renminbi by approximately 2.55%, 3.75%, 0.25%, and 2.94% for the years ended December 31, 2010, 2011, 2012, and 2013, respectively.  The US dollar declined in value relative to the Taiwan dollar by approximately 5.89% in 2010, increased by 2.22% in 2011, declined by 3.11% in 2012, and increased by 3.75% in 2013.

In addition, the negotiated purchase price of our products may be dependent upon market fluctuations in the cost of raw materials such as steel, zinc, and nickel used by our vendors in their manufacturing processes.  The final purchase cost of our products may also be dependent upon inflation or deflation in local economies that could impact the cost of labor used in the manufacture of our products.  The Company does identify the directional impact of changes in our product cost, but the quantification of each of these variable impacts cannot be measured as to the individual impact on our product cost with a sufficient level of precision.

The Company took pricing action in response to the increases to our product cost caused by the above factors.  The pricing actions resulted in increasing revenues by approximately $10 million and $12 million for the years ended December 31, 2011 and 2012, respectively.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 24, 2014

3.
Comment:  Please enhance your discussion of results of operations by also separately discussing in detail the business reasons for the changes between periods in your revenues and expenses line items of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

Response:   The Company acknowledges the Staff’s comment and will enhance our discussion of results of operations in future applicable filings with the Commission to include a separate discussion of business reasons for the changes between periods in our revenues and expense line items of our operating segments.

Using the Form 10-K as an example, these enhancements would appear in future filings as the following disclosure in addition to the currently disclosed discussion of consolidated results of operations:

The following table provides supplemental information of our sales and profitability by operating segment for the years ended December 31, 2013, 2012, and 2011 (in 000’s):

	Year Ended December 31,
	2013	2012	2011
Segment Revenues

United States, including All Points	$541,037	$517,135	$473,431
All Points	20,798	18,837	15,236
Canada	132,158	12,555	11,762
Mexico	6,842	6,268	5,832
Australia	806	670	265

Total revenues	$701,641	$555,465	$506,526

Segment Income from Operations

United States, including All Points	$52,255	$42,896	$38,075
All Points	1,737	881	487
Canada	2,847	(3,050)	(727)
Mexico	629	787	942
Australia	(1,027)	(546)	(324)

Total income from operations	$56,441	$40,968	$38,453

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 24, 2014

2013 compared to 2012
Revenues

Net sales for the year ended December 31, 2013 increased $146.1 million compared to the net sales for the year ended December 31, 2012.  The US, All Points, and Canada operating segments generated increased net sales of $23.9 million, $2.0 million, and $119.6 million, respectively.  The acquisition of the Paulin business in 2013 contributed approximately $11.1 million in sales to the US segment and $119.3 million in sales to the Canada segment.  The remaining increase in US sales was the result of higher sales to Lowe’s, Home Depot and our F&I customers.  The All Points sales increased by $2.0 million as a result of the improving economic conditions in the central and southern Florida markets they serve.

Expenses
The operating expenses were substantially higher for the year ended December 31, 2013 than for the year ended December 31, 2012.  The primary reasons for the increase in operating expenses was the inclusion of portions of the Paulin business in the US and Canada operating segments and the increase in stock compensation expenses recorded in the US segment.

•
Cost of sales for the US segment was $259.4 million, or 48.0% of net sales in the year ended December 31, 2013 compared to $248.0 million, or 48.0% of net sales in the year ended December 31, 2012.  The cost of sales of the Canada segment was $80.7 million, or 61.0% of net sales for 2013 compared to $9.0 million, or 71.5% of net sales in the year ended December 31, 2012.  The US and Canada segments included incremental Paulin related cost of sales of $8.0 million and $72.9 million, respectively.

•
SG&A expense for the US segment was $179.9 million in 2013 compared to $177.3 million in 2012.  The increase in 2013 was primarily the result of the higher sales volume, stock compensation cost of $9.0 million and Paulin expense of $2.5 million which were partially offset by approximately $11.7 million in legal fees and settlements related to the Hy-Ko patent infringement and antitrust cases settled in 2012.  The SG&A expense of the Canada segment was $39.1 million in 2013 compared to $5.1 million in 2012.  The primary reason for the increase in the Canada segment SG&A was the addition of $34.1 million from the acquisition of Paulin.

•
Acquisition and Integration (“A&I”) expense for the US segment was $3.0 million in 2013 compared to $1.5 million in 2012.  The A&I expense for the Canada segment was $5.6 million in 2013 compared to $1.6 million in 2012.  The A&I expenses in both segments and both years were primarily the result of expenses for investment banking, legal, and other expenses incurred in connection with the acquisition of Paulin.

•
Depreciation and amortization expense in the Canada segment was $2.9 million in 2013 compared to $0.1 million in 2012.  The primary reason for the increase in 2013 expense was the acquisition of Paulin which provided incremental depreciation of $2.2 million and incremental amortization of $0.6 million.

•
Other (income) expense, net in the US segment was $2.8 million in 2013 compared to $4.3 million in 2012 as a result of a decrease in restructuring costs incurred to streamline the warehouse distribution system.  Other expense in the Canada segment was approximately $1.0 million in 2013 compared to other (income) of ($0.2) million in 2012 as a result of exchange rate losses in 2013 and gains in 2012.  Other expense in the Australia segment was approximately $0.6 million in 2013 compared to $0.1 million in 2012 as a result of exchange rate losses.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 24, 2014

Critical Accounting Policies and Estimates, page 35

General

4.
Comment:  We note certain assumptions and estimates are identified throughout your discussion of critical accounting policies. The critical accounting policies discussion should describe how these estimates and related assumptions were derived, how accurate those estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. Tell us what consideration you gave to providing these disclosures for each of the accounting policies described.

Response:

The Company acknowledges the Staff’s comment and hereby advises the Staff that in future filings, we will give additional consideration to how estimates/assumptions were derived, how accurate they have been in the past, and whether they are reasonably likely to change in the future.  Please be advised that our base business has been stable over the past several years.  Absent new information or a change in the business, we expect the estimates and assumptions to remain consistent and further quantitative information is not reasonably available.  However, in future filings, we propose to change and/or include additional disclosures such as the following:

Revenue Recognition

We previously stated that, “Rebates are estimated based on the revenue to date and the contractual rebate percentage to be paid.  A portion of the estimated cost of the rebate is allocated to each underlying sales transaction.”  We will revise the future disclosures to remove the reference to “estimated” as the rebate amounts are determinable.

Accounts Receivable and Allowance for Doubtful Accounts

We previously stated that, “The estimates for calculating the aggregate reserve are based on historical information.”  In future filings, we propose to supplement our disclosure as follows.

“The estimates for calculating the aggregate reserve are based on historical information which includes the aging of customer receivables and adjustments for any collectability concerns.  We have not made any material changes to the accounting methodology used to establish and adjust our aggregate reserve during the past three fiscal years.  We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our aggregate reserve liability.  However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.  A 5% change in our aggregate reserve liability at December 31, 2013 would have affected net earnings by less than $0.1 million.”

Risk Insurance Reserves

We previously stated that, “The two risk areas involving the most significant accounting estimates are workers’ compensation and automotive liability.  Actuarial valuations performed by the Company’s outside risk insurance expert were used to form the basis for workers’ compensation and automotive liability loss reserves.  The actuary contemplated the Company’s specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required.  Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims, as well as for incurred but not yet reported claims.”  In future filings, we propose to supplement our disclosures as follows.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 24, 2014

“We have not made any material changes to the accounting methodology used to establish and adjust our workers’ compensation and automotive liability loss reserves during the past three fiscal years.  We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our workers’ compensation and automotive liability loss reserves.  However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.  A 5% change in our workers’ compensation and automotive liability loss reserves at December 31, 2013 would have affected net earnings by approximately $0.1 million.”

Goodwill and Other Intangible Assets, page 36

5.
Comment:  Your critical accounting policy discussion of goodwill and other intangible assets merely duplicates your footnote disclosure on page 51. Please revise this section to provide an analysis of your goodwill and other intangible assets accounting policies and the significant underlying estimates that supplements, but does not duplicate, the description of accounting policies in the notes to your financial statements and provides greater insight into the quality and variability of information regarding your impairment test of these assets. Specifically, you should provide the following information:

•	Clarify the number of reporting units identified for impairment testing and how they were determined (e.g., operating segments or components) and how goodwill is assigned to reporting units;

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 24, 2014

•	If you aggregate more than one component into a single reporting unit, provide the specific facts and circumstances supporting a conclusion that aggregation is appropriate;

•	Clarify whether the optional qualitative assessment was performed for any reporting units;

•
Please disclose whether or not your reporting units’ fair value is substantially in excess of its reporting unit. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

o	Identify the reporting unit;

o	The percentage by which fair value exceeds the carrying value as of the most recent step-one test;

o	The amount of goodwill;

o	A description of the assumptions that drive the estimated fair value;

o	A discussion of the uncertainty associated with the key assumptions; and

o	A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Response:
The Company acknowledges the Staff’s comment and will add the following revised disclosures to clarify our critical accounting policy discussion of goodwill and intangible assets in future applicable filings with the Commission:

The Company identified the following four reporting units for testing of goodwill impairment – All Points, Canada, Mexico, and United States excluding All Points.  Each of these reporting units is also an operating segment that was assigned goodwill as a result of the Company’s acquisition by affiliates of Oak Hill Capital in 2010.  The goodwill was initially assigned to each of the reporting units based upon an independent valuation appraisal.  The goodwill in the reporting units for Canada and United States excluding All Points also includes goodwill as a result of subsequent business acquisitions made by the Company.

No components were aggregated into a single reporting unit.  The Company did not conduct an optional qualitative assessment of possible goodwill impairment for any reporting unit, rather we went directly to performance of the quantitative assessment. The results of the quantitative assessment indicated that the fair value of each reporting unit was substantially in excess of its carrying value, in each case by more than 10%.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 24, 2014

Item 8 – Financial Statements and Supplementary Data, page 41

General

6.
Comment:  You include disclosure on pages 8, 49 and 80 regarding customers who represent more than ten percent of your revenues. Please also disclose the identity of the segment(s) that reports the revenues derived from your customers who represent more than ten percent of your revenues for each period presented. See ASC 280-10-50-42.

Response:  The Company acknowledges the Staff’s comment and we will include the following disclosure regarding customers who represent more than ten percent of revenues in future applicable filings with the Commission:

In each of the years ended December 31, 2011, 2012, and 2013, the Company derived over 10% of its total revenues from two separate customers which operated in the following segments: United States excluding All Points, Canada, and Mexico.

Note 2. Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 53

7.
Comment:  You indicate throughout the filing that you support your product sales with value added services including design and installation of merchandising systems and maintenance of appropriate in-store inventory levels. With reference to ASC 605-25-25, please tell us whether your arrangements contain multiple elements and, if so, how your revenue recognition policy disclosures address these arrangements.

Response:   The Company acknowledges the Staff’s comment and based on consideration of the guidance in ASC 605-25-25 and the facts presented below, the Company has determined that our customer product sales arrangements contain multiple elements.  With respect to this determination, the following information was also considered.

The primary resources of the Company, like most distributors, are its employees and the value of our customer relationships. We have our own factory sales and service organization with over 900 full time employees calling on our retail customers such as Ace Hardware and Lowe’s. Our sales and service organization drives sales for both us and our retail customers by taking orders, maintaining the retail displays, stocking product and selling new products and programs. The average tenure of employees in the sales and service organization is over seven years and our success is largely a result of the relationships they have developed with the retailers. The cornerstone of these relationships is the vast assortment of products offered by Hillman and our customer’s ability to source, service and distribute small hardware items in an efficient manner.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 24, 2014

To assist a new customer in gaining the advantages of being a Hillman customer, we provide value added service in the form of a plan-o-gram design of their customized store display featuring Hillman products.  We also provide installation of the approved display in the retail store location.  The Company assists the retail customer in the maintenance of appropriate in-store inventory levels through our sales calls and order taking process which drives both store sales and Hillman on-going reorder sales.  Pursuant to ASC 605-25-25-5, a delivered item is accounted for as a separate unit if (1) the delivered item has standalone value and (2) if the customer has a general right of return relative to the delivered item, delivery or performance of the undelivered item is probable and substantially within the vendor’s control.  We believe these services have no standalone value separate from the sale of Hillman products and we do not allocate or charge our retail customers separately for these services.

The following is a description of the elements present in the typical Hillman sales arrangements:

1.	One-time design and set-up of a customized store display.

2.	One-time cost of customized store display (such as racks and hooks) and merchandising materials (such as point of sale signage) to hold solely Hillman products.

3.	One-time opening order sales of Hillman products for store display.

4.	On-going store visits by Hillman sales and service representatives for order taking, maintaining store displays, and exploring new sales opportunities.

5.	On-going reorder sales of Hillman products used in store display.

After consideration of the guidance provided in ASC 605-25-25 and the facts described above, we have determined that the elements provided under items 1 and 2 above contain no standalone value without the stocking of Hillman saleable products in the store display.  Therefore, items 1 through 3 would be considered one unit of accounting.  The Company considers the on-going store visits by the sales and service representatives described in item 4 to be an integral component of our reorder sales described in item 5 with no standalone value and would also be considered together under the same one unit of accounting.

A discussion of the multiple elements in our sales arrangements will be included in the revenue recognition policy in future filings with the Commission.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 24, 2014

Note 4. Acquisitions, page 56

8.
Comment:  Please disclose the amounts of revenue and earnings of H. Paulin & Co., Limited since the acquisition date of February 19, 2013 that are included in your statements of comprehensive loss. Refer to FASB ASC 805-10-50-2(h)(1).

Response:   The Company acknowledges the Staff’s comment and we will include disclosure of the amounts of revenue and earnings of H. Paulin & Co., Limited in future applicable filings with the Commission.  The disclosure in the Form 10-K would have appeared as follows:

For the year ended December 31, 2013, the post-acquisition revenues of H. Paulin & Co., Limited were approximately $130.5 million and the post-acquisition net income was approximately $3.0 million.

Form 10-Q for the Quarter Ended June 30, 2014

General

9.	Comment: Please address the above comments in your interim financial statements to the extent they are applicable.

Response:   The Company acknowledges the Staff’s comment and will revise disclosure in our interim financial statements of future filings with the Commission to the extent the above comments are applicable.

Statement of Cash Flows, page 7

10.
Comment:  Please explain the nature of the $727,345 purchase of predecessor equity securities reflected in your cash flows from investing activities as well as your $542,929 proceeds from sale of successor equity securities and your basis for including these items in your statement of cash flows.

Response:   The Company acknowledges the Staff’s comment and hereby advises the Staff on the nature of the $727,345 purchase of predecessor equity and $542,929 proceeds from the sale of successor equity securities reflected in our Condensed Consolidated Statements of Cash Flows.

As disclosed in Note 1, Basis of Presentation, of the Notes To Condensed Consolidated Financial Statements contained in the Form 10-Q, a merger transaction was consummated on June 30, 2014 pursuant to the terms and conditions of an Agreement and Plan of Merger dated as of May 16, 2014.  As a result of the Merger Transaction, the Company was acquired by affiliates of CCMP Capital Advisors, LLC and Oak Hill Capital Partners, together with certain current and former members of Hillman’s management.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 24, 2014

In connection with the closing of the merger transaction described above, merger consideration of $727,345 was paid to purchase the predecessor company’s common stock.  In addition, to help finance the successor company, the acquiring parties described above purchased equity securities in the amount of $542,929 on the merger closing date.

The purchase of predecessor equity in the amount of $727,345 was determined as follows:

$1,475,000	Enterprise value or total consideration paid; plus
$ 31,627	Cash of acquired business; less
($ 649,407)	Term loans & senior notes of acquired business paid at close; less
($ 105,443)	Junior subordinated debt of acquired business; less
($ 24,288)	Interest on debt and other closing fees; plus
$ 12,853	Adjustment for change in working capital; less
($ 12,997)	Predecessor company transaction expenses
$ 727,345	The closing date consideration

The proceeds from sale of successor equity securities in the amount of $542,929 was determined as follows:

$ 436,539	Equity contributed by affiliates of CCMP Capital Advisors, LLC
$ 92,000	Equity contributed by affiliates of Oak Hill Capital Partners
$ 14,390	Equity contributed by Hillman’s management
$ 542,929	Total equity contributed

The Company’s financial statements have been presented on the basis of push down accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 805-50-S99 (Prior authoritative literature:  Staff Accounting Bulletin No. 54 Application of “Push Down” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase).  FASB ASC 805-50-S99 states that the push down basis of accounting should be used in a purchase transaction in which the entity becomes wholly-owned by another entity.  Under the push down basis of accounting, certain transactions incurred by the parent company which would otherwise be accounted for in the accounts of the parent are “pushed down” and recorded on the financial statements of the subsidiary.  Accordingly, certain items resulting from the Merger Transaction have been recorded on the financial statements of the Company.

Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
October 24, 2014

*          *          *

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (513) 826-0275.

Sincerely,

/s/ Anthony A. Vasconcellos
Anthony A. Vasconcellos
Chief Financial Officer
The Hillman Companies, Inc.

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP